Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated March 1, 2011, except for Note 23, as to which the date is March 14, 2011 relating to the consolidated financial statements of Qihoo 360 Technology Co. Ltd. (formerly known as “Qihoo Technology Company Limited”) and its subsidiaries, variable interest entities and variable interest entities’ subsidiaries as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010, and the financial statement schedule of Qihoo 360 Technology Co. Ltd., appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

March 14, 2011